Delisting Determination,The Nasdaq Stock Market, LLC,
September 15, 2008, Syntax-Brillian Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Syntax-Brillian Corporation
(the Company), effective at the opening of the trading session on September 25, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4310(c)(14) and 4450(f). The Company was notified of the Staffs determinations on February 22, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules:
4310(c)(14) and 4450(f). The Company was notified of the Panels decisions on May 6, 2008 and July 18, 2008, and trading in the Companys securities was suspended on July 22, 2008. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council.
The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on September 2, 2008.